
May 2, 2024

Sandstorm Gold Royalties Announces Sale of Select Non-Core, Non-Precious Metals Assets and Renews Normal Course Issuer Bid

DESIGNATED PRESS RELEASE

Vancouver, BC | Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) is pleased to announce that the Company has signed a definitive asset purchase agreement to sell a collection of non-core, non-precious metals royalties for cash proceeds of $21.0 million plus the retention of the next $10 million in proceeds from the Copper Mountain Royalty (as defined below). In conjunction with accelerated deleveraging driven by recent non-core asset sales and the current commodity price environment, Sandstorm's Board of Directors has approved the use of the renewed Normal Course Issuer Bid ("NCIB") allowing the Company to purchase its common shares from time to time when management believes the common shares are undervalued by the market (further details below). All dollar figures are in US dollars unless otherwise stated.

Sale of Non-Core, Non-Precious Metals Royalty Package

Sandstorm has signed a definitive asset purchase agreement with Evolve Strategic Element Royalties Ltd. ("Evolve") for the sale of eight royalties for cash consideration of $21.0 million (the "Cash Purchase Price") plus the retention of the next $10 million in proceeds from the Copper Mountain Royalty (the "Transaction"). The Transaction is part of the Company's previously announced plan to monetize certain non-core assets to expedite debt repayment. Upon completion of the Transaction, Sandstorm will have sold over $50 million of non-core royalty and equity investments since the third quarter of 2023, including approximately $40 million in cash consideration. While further monetization of the Company's investment portfolio is possible, subject to market conditions, the Company does not intend to monetize further royalty or stream assets. Sandstorm continues to focus on de-leveraging its balance sheet while also accelerating investment in higher-returning initiatives including the repurchase of undervalued Sandstorm shares via the renewed NCIB.

Royalties purchased from Sandstorm by Evolve (the "Royalty Package") include:

- **Highland Valley Copper:** a 0.5% net profits interest ("NPI") on Teck Resources Ltd.'s Highland Valley Copper project in British Columbia, Canada (the "HVC Royalty").

- **Copper Mountain North Pit:** a 2.5–5.0% net smelter returns ("NSR") royalty on the North Pit at the Copper Mountain mine in British Columbia, Canada (the "Copper Mountain Royalty"). Sandstorm maintains near-term exposure to the Copper Mountain North Pit via the retention of $10 million in royalty revenue (the "Retained Copper Mountain Royalty"). Based on Hudbay Minerals Inc.'s current Mineral Reserves, royalty revenues at Copper Mountain are limited to the North Pit. These reserves are expected to be largely mined over the next 24 months with royalty payments expected to be similar to the Retained Copper Mountain Royalty. Since acquiring the Copper Mountain Royalty in 2015, Sandstorm has recognized royalty revenues of approximately $5.2 million, including approximately $4 million within the last 12 months.

- **Seymour Lake:** a 1.5% NSR royalty on Green Technology Metals Limited's ("Green Technology Metals") Seymour Lake lithium development project in Ontario, Canada. The royalty covers the Seymour deposit but does not cover Green Technology Metals' Root project.

- **Obalski:** a 1.0–1.5% NSR royalty on TomaGold Corp's Obalski copper-zinc project in Québec, Canada (the "Obalski Royalty").

- **Scott Lake:** a payment upon commercial production on Yorbeau Resources Inc.'s Scott Lake project in Québec, Canada ranging from C$1–$4 million depending on the size of Scott Lake reserves at the time of commercial production (the "Scott Lake Payment").

- **Saints-Leinster & Scotia:** a 2.5% NSR royalty on the Saints-Leinster and Scotia nickel development projects owned by Future Battery Metals Ltd. and Shine Resources Pty Ltd. in Western Australia.

Sandstorm will receive the Cash Purchase Price in the second quarter of 2024 upon completion of customary closing conditions including the expiry of certain preemptive rights held by project operators. Evolve has secured financing commitments in excess of the Cash Purchase Price.

Based on the analyst consensus net asset value ("NAV") of the Royalty Package, the Transaction concluded at approximately 1.0x street consensus NAV based on the Cash Purchase Price excluding proceeds from the Retained Copper Mountain Royalty. Relative to Sandstorm's invested capital for the Royalty Package, the Company will realize an internal rate of return exceeding 20% on the Royalty Package, including cash received to date, the Cash Purchase Price, and the Retained Copper Mountain Royalty. RBC Capital Markets served as financial advisor for the Transaction.

Production Outlook Unchanged

The Transaction is not expected to materially impact Sandstorm's near or long-term production guidance given the expected cash flows from the Retained Copper Mountain Royalty and the early-stage nature of several assets in the Royalty Package. The Company maintains its 2024 production guidance of between 75,000–90,000 gold equivalent ounces, expected to increase to approximately 125,000 ounces within the next five years.

About Evolve Strategic Element Royalties

Evolve is a private battery and energy transition royalty company backed and led by Joseph de la Plante and Vincent Metcalfe, both formerly of Nomad Royalty Company Ltd. Evolve is focused on providing capital to strategic element and base metal mines that will supply future generations with the strategic commodities needed to transition to a low-carbon economy. For more information about Evolve, visit their website at **www.evolveroyalties.com** or contact Evolve's management team.

Normal Course Issuer Bid Renewal

Sandstorm's NCIB is being renewed after the previous NCIB expired on April 10, 2024. The previous NCIB provided Sandstorm with the option to purchase up to 24.0 million of the Company's common shares ("Common Shares") from time to time when Sandstorm's management believes that the Common Shares are undervalued by the market. Under the renewed NCIB, Sandstorm may purchase up to 20.0 million of its Common Shares, representing approximately 7% of the Company's issued and outstanding Common Shares. As of April 30, 2024, the Company had 297,829,746 Common Shares issued and outstanding, 215,872,489 of which made up the "Public Float" (within the meaning of the rules of the Toronto Stock Exchange) and the 20.0 million Common Shares purchasable under the NCIB represents approximately 9% of the Company's Public Float. The new NCIB also provides Sandstorm with the option to purchase its Common Shares from time to time when Sandstorm's management believes that the Common Shares are undervalued by the market. The Toronto Stock Exchange ("TSX") has accepted the Company's notice that it intends to proceed with a NCIB in accordance with TSX rules. Purchases under the renewed NCIB may commence on May 7, 2024, and will terminate on the earlier of May 6, 2025, the date that Sandstorm completes its purchases pursuant to the NCIB as filed with the TSX, or the date of notice by Sandstorm of termination of the NCIB.

All purchases under the NCIB will be executed on the open market through the facilities of the TSX or alternative Canadian trading systems and through the facilities of the NYSE or alternative trading systems in the United States of America. Purchases will be made at the market price of the Common Shares at the time of acquisition and may be funded by Sandstorm's working capital. Any Common Shares acquired by the Company under the NCIB will be cancelled. Sandstorm's average daily trading volume on the TSX during the last six calendar months was 292,442 Common Shares. Under the rules of the TSX, subject to the Company's ability to make block purchases, daily purchases on the TSX under the NCIB will not exceed 73,110 Common Shares, which represents 25% of the average daily trading volume on the TSX during the last six calendar months. The maximum number of Common Shares which can be purchased per day on the NYSE will be 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject to certain exceptions for block purchases.

The actual number of Common Shares that may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors.

In the last twelve months, the Company has purchased 2,736,920 Common Shares pursuant to its NCIB at a volume-weighted average price of approximately C$7.05 per common share on the TSX and alternative Canadian trading systems and approximately US$4.89 per common share on the NYSE and alternative US trading systems.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at **www.sandstormgold.com** or email us at **info@sandstormgold.com**.

Nolan Watson	**Mark Klausen**
President & CEO	Corporate Communications
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a precious metals-focused royalty company that provides upfront financing to mining companies and receives the right to a percentage of production from a mine, for the life of the mine. Following the completion of the Evolve Transaction, Sandstorm will hold a portfolio of approximately 230 royalties, of which 39 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to the expectation that the Evolve Transaction will close; statements with respect to Sandstorm's proposed NCIB and the number of Common Shares that may be purchased under the NCIB; statements regarding the Company's intention to monetize further royalty or stream assets; the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2023 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 27, 2024 available at www.sedarplus.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.